FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

HSBC HOLDINGS PLC

17 May 2016

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with DTR 3.1.2 R and 3.1.4 R(1)(a).

On 16 May, awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted under the HSBC fixed pay allowance arrangements. Awards comprise part of the relevant employees' fixed remuneration for 2016. The awards were made in London and are based upon the closing Share price on the London Stock Exchange on 13 May of £4.3000.

The Awards vest in full on the date of grant. Individual tax liabilities in respect of the vesting of the Awards were satisfied in cash. The number of Shares received by the Directors and other PDMRs named below is therefore net of tax.

In relation to Directors, 20 per cent of the Award is subject to retention until March 2017, with the remaining 80 per cent to be released annually thereafter in four equal tranches until 2021. In respect of the other PDMRs, 40 per cent of the Award is subject to retention until March 2017, with the remaining 60 per cent to be released annually thereafter in three equal tranches until 2020.

Directors

Name	Number of Shares vested
Stuart Gulliver	52,383
Iain Mackay	29,272
Marc Moses	29,272

Other PDMRs

Name	Number of Shares vested
Samir Assaf	77,835
Patrick Burke	5,890
John Flint	12,849
Stuart Levey	12,756
Andy Maguire	13,095
Paulo Maia	6,537
Antonio Simoes	5,237
Peter Wong	61,945

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on +44 (0)20 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 17 May 2016